SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
November, 2006	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., BOW VALLEY SQUARE 4,
CALGARY, ALBERTA, CANADA T2P 3H7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F       X                                          Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _______                                                 No       X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXHIBIT LIST
Exhibit	Description

99.1	Cover Letter to Provincial Securities Commissions dated November 13, 2006
99.2	Press Release dated November 14, 2006
99.3	Material Change Report dated November 14, 2006
99.4	CEO Certification for the Third Quarter ended September 30, 2006
99.5	CFO Certification for the Third Quarter ended September 30, 2006
99.6	Restated CEO Certification for the Year ended December 31, 2004
99.7	Restated CFO Certification for the Year ended December 31, 2004
99.8	Restated CEO Certification for the Year ended December 31, 2005
99.9	Restated CFO Certification for the Year ended December 31, 2005

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

November 17, 2006
BIRCH MOUNTAIN RESOURCES LTD.

By:	/s/ Douglas Rowe
DOUGLAS ROWE
President & Chief Executive Officer